SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000018926
Sub Filer Ccc	xxxxxxxx
Contact Name	kathryn.taylor@centurytel.com
Contact Phone Number	318-388-9196
Item Ids	2.02
	9.01
Reporting Period	12-31-2005
Global Enclosed File Count	2
Internet Address	kathryn.taylor@centurytel.com

Documents

8-K	**earningsrls8-k.htm**
	4th Quarter Earnings Release 2005
EX-99	**financialscmplt.htm**
	Fourth Quarter 2005 financials

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>318-388-9196</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000018926</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>12-31-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>earningsrls8-k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>4th Quarter Earnings Release 2005</value>
    </field>
    <data sid="data1">
      <filename>earningsrls8-k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>financialscmplt.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Fourth Quarter 2005 financials</value>
    </field>
    <data sid="data2">
      <filename>financialscmplt.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 31, 2005

CenturyTel, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	1-7784	72-0651161
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 CenturyTel Drive, Monroe, Louisiana 71203
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (318) 388-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provision:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240. 14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14D-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.   Results of Operations and Financial Condition.

The following information, except for any forward-looking statements (including our forecasts for the upcoming quarter and year) and except for our references to non-GAAP financial measures (as defined in Regulation G promulgated by the Securities and Exchange Commission), shall be deemed incorporated by reference into any registration statement heretofore and hereafter filed by us under the Securities Act of 1933, as amended, except to the extent that such incorporated information is superceded by information as of a subsequent date that is included in or incorporated by reference into any such registration statement. None of the following information shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

On February 2, 2006, we issued a press release announcing our fourth quarter 2005 consolidated operating results. More complete information on our operating results will be included in our Annual Report on Form 10-K for the year ended December 31, 2005, which we expect to file shortly with the Securities and Exchange Commission. The complete press release is included as Exhibit 99.

Item 9.01.   Financial Statements and Exhibits.

(c) Exhibit.

99 Press release dated February 2, 2006 reporting fourth quarter 2005 operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURYTEL, INC.

By: /s/ Neil A. Sweasy
Neil A. Sweasy
Vice President and Controller

Dated: February 2, 2006

February 2, 2006

FOR MORE INFORMATION CONTACT:

Media: Patricia Cameron 318.388.9674
patricia.cameron@centurytel.com
Investors: Tony Davis 318.388.9525
tony.davis@centurytel.com

CenturyTel Reports Fourth Quarter 2005 Earnings

MONROE, La... CenturyTel, Inc. (NYSE: CTL) announces operating results for fourth quarter 2005 that exceeded First Call consensus estimates.

- **Operating revenues increased to $620.5 million from $606.2 million in fourth quarter 2004.**
- **Operating cash flow (as defined in the attached financial schedules) was $308.2 million.**
- **Net income, excluding nonrecurring items, was $82.2 million compared to $85.1 million in fourth quarter 2004. Net income, reported under GAAP, was $78.3 million compared to $84.5 million in fourth quarter 2004.**
- **Diluted earnings per share, excluding nonrecurring items, was $.61 in fourth quarter 2005 compared to $.62 in fourth quarter 2004, while GAAP diluted earnings per share was $.59 in fourth quarter 2005 and $.62 in fourth quarter 2004.**
- **Free cash flow (as defined in the attached financial schedules), excluding nonrecurring items, was $85.0 million in fourth quarter 2005.**

Fourth Quarter Highlights (Excluding nonrecurring items) (In thousands, except per share amounts and customer data)	Quarter Ended 12/31/05	Quarter Ended 12/31/04	% Change
Operating Revenues	$ 620,472	$ 606,234	2.3%
Operating Cash Flow (1)	$ 308,197	$ 318,920	(3.4)%
Net Income	$ 82,184	$ 85,105	(3.4)%
Diluted Earnings Per Share	$ .61	$ .62	(1.6)%
Average Diluted Shares Outstanding	135,917	138,368	(1.8)%
Capital Expenditures	$ 132,914	$ 131,719	0.9%
Telephone Access Lines	2,214,149	2,313,626	(4.3)%
DSL Customers	248,706	142,575	74.4%

(1) Operating Cash Flow is a non-GAAP financial measure. A reconciliation of this item to comparable GAAP measures is included in the attached financial schedules.

"CenturyTel achieved strong cash flows during 2005, generating more than $463 million of free cash flow for the year," Glen F. Post, III, chairman and chief executive officer, said. "Our continued focus on owning the broadband connection to our customers drove the addition of nearly 29,000 high-speed Internet subscribers during the fourth quarter and more than 106,000 for the full year 2005, an increase of nearly 75% since year end 2004."

Operating revenues rose to $620.5 million in fourth quarter 2005 from $606.2 million in fourth quarter 2004. Revenue increases resulted primarily from $13.9 million of revenues generated by the metro fiber assets acquired June 30, 2005 and $15.3 million of aggregate revenues related to increased DSL subscribers, continued growth in our fiber transport business and increased enhanced calling feature penetration. These increases more than offset anticipated revenue declines of $14.3 million attributable to lower access revenues, reduced universal service funding, and access line losses.

Operating expenses increased 7.5% to $448.1 million from $416.6 million in fourth quarter 2004, due primarily to costs associated with the metro fiber assets acquired June 30, 2005, DSL subscriber growth and expenses associated with our new video and wireless reseller initiatives.

"During 2005, we continued to position CenturyTel for the future by expanding and strengthening our broadband capabilities, acquiring strategic metro fiber assets, launching satellite television service to most of our markets and introducing wireless and switched digital television services in select markets," Post said.

Operating cash flow for fourth quarter 2005 was $308.2 million. CenturyTel achieved an operating cash flow margin of 49.7% during the quarter versus 52.6% in fourth quarter 2004. This margin decline was expected due to the growth in lower margin revenues versus the anticipated decline in higher margin revenues discussed above.

Net income, excluding nonrecurring items, was $82.2 million compared to $85.1 million in fourth quarter 2004. Diluted earnings per share, excluding nonrecurring items, was $.61 in fourth quarter 2005 and $.62 in fourth quarter 2004.

For the year 2005, operating revenues, excluding nonrecurring items, increased to $2.479 billion from $2.411 billion in 2004, a 2.8% increase. Operating cash flow, excluding nonrecurring items, was $1.274 billion for 2005 compared to $1.258 billion a year ago. Net income, excluding nonrecurring items, increased 4.0% to $346.3 million from $332.8 million in 2004, while diluted earnings per share increased to $2.58 from $2.38 in 2004.

Under generally accepted accounting principles (GAAP), net income for fourth quarter 2005 was $78.3 million compared to $84.5 million for fourth quarter 2004. Diluted earnings per share for fourth quarter 2005 was $.59 compared to $.62 for fourth quarter 2004. Fourth quarter 2005 and fourth quarter 2004 results reflect after-tax charges of $3.9 million and $.6 million, respectively, related to the impairment of certain non-operating investments.

For the year 2005, prepared in accordance with GAAP, the Company reported net income of $334.5 million, or $2.49 per diluted share, compared to net income of $337.2 million, or $2.41 per diluted share, for the year 2004. See the accompanying financial schedules for detail of the Company's nonrecurring items for the years 2005 and 2004.

Outlook for 2006. As previously announced, CenturyTel expects 2006 diluted earnings per share to be negatively impacted by $.14 to $.18 due to settlement revenues recognized in 2005 that are not expected to occur in 2006 and positively impacted by $.03 to $.05 from lower 2006 interest expense. We also anticipate our satellite entertainment, wireless and digital television service initiatives will negatively impact 2006 diluted earnings per share an additional $.03 to $.05. CenturyTel believes the Company can continue to drive revenue growth primarily from the further penetration of its bundled

offerings and continued expansion in its fiber business. Giving effect to these items, the anticipation of access line declines of 4.5% to 5.5% in 2006, the $.04 to $.06 negative impact of expected lower universal service funding and the estimated $.02 to $.03 negative impact from the change in accounting for stock options, CenturyTel expects 2006 diluted earnings per share to be in the range of $2.20 to $2.35.

CenturyTel expects first quarter 2006 total revenues of $605 to $615 million and diluted earnings per share of $.52 to $.56. The anticipated decline in revenues from fourth quarter 2005 is primarily due to access line declines and anticipated lower universal service funding.

The Company expects a reduction in its capital expenditures in 2006 to approximately $325 million, a $90 million decrease from 2005. Subject to incremental investments related to new initiatives that drive growth or efficiencies, CenturyTel expects to maintain capital expenditures at a similar level beyond 2006. CenturyTel also anticipates receiving approximately $120 million in cash on a pre-tax basis in the first half of 2006 from the redemption of its Rural Telephone Bank stock.

These 2006 outlook figures exclude nonrecurring items, future share repurchase initiatives, mergers, acquisitions, divestitures or other similar business transactions.

Reconciliation to GAAP. This release includes certain non-GAAP financial measures, including but not limited to operating cash flow, free cash flow and adjustments to GAAP measures to exclude the effect of nonrecurring items. In addition to providing key metrics for management to evaluate the Company's performance, we believe these measurements assist readers in their understanding of period-to-period operating performance and in identifying historical and prospective trends. Reconciliations of non-GAAP financial measures to the most comparable GAAP measures are included in the attached financial statements. Reconciliations of additional non-GAAP financial measures that may be discussed during the earnings call described below will be available in the Investor Relations portion of the Company's Web site at www.centurytel.com. Investors are urged to consider these non-GAAP measures in addition to, and not in substitution for, measures prepared in accordance with GAAP.

Investor Call. As previously announced, CenturyTel's management will host a conference call at 10:30 a.m. Central Time today. Interested parties can access the call by dialing 866.261.7147. The call will be accessible for replay through February 8, 2006, by calling 888.266.2081 and entering the conference ID number 836323. Investors can also listen to CenturyTel's earnings conference call and replay by accessing the Investor Relations portion of the Company's Web site at www.centurytel.com prior to February 23, 2006.

In addition to historical information, this release includes certain forward-looking statements, estimates and projections that are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of the Company. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the Company's ability to effectively manage its growth, including integrating newly-acquired businesses into the Company's operations and hiring adequate numbers of qualified staff; possible changes in the demand for, or pricing of, the Company's products and services; the Company's ability to successfully introduce new product or service offerings on a timely and cost-effective basis; the Company's ability to collect its receivables from financially troubled communications companies; the Company's ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effect of adverse weather; other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission; and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to the Company's business are described in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. You should be aware that new factors may emerge from time to time and it is not possible for management to identify all such factors, nor can it predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The information contained in this release is as of February 2, 2006. The Company undertakes no obligation to update any of its forward-looking statements for any reason.

CenturyTel (NYSE: CTL) delivers advanced communications with a personal touch. The Company, included in the S&P 500 Index, is a leading provider of consumer and business communications solutions in rural areas and small to mid-size cities in 26 states. Visit CenturyTel at www.centurytel.com.

###


CenturyTel, Inc.
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004
(UNAUDITED)


	Three months ended December 31, 2005			Three months ended December 31, 2004				
In thousands, except per share amounts	As reported	Less non-recurring items	As adjusted excluding non-recurring items	As reported	Less non-recurring items	As adjusted excluding non-recurring items	Increase (decrease) as reported	Increase (decrease) excluding nonrecurring items
OPERATING REVENUES								
Local service	$ 172,081		172,081	178,035		178,035	(3.3%)	(3.3%)
Network access	232,570		232,570	242,017		242,017	(3.9%)	(3.9%)
Long distance	48,126		48,126	46,938		46,938	2.5%	2.5%
Data	80,904		80,904	72,410		72,410	11.7%	11.7%
Fiber transport and CLEC	37,214		37,214	19,543		19,543	90.4%	90.4%
Other	49,577		49,577	47,291		47,291	4.8%	4.8%
	620,472	-	620,472	606,234	-	606,234	2.3%	2.3%
OPERATING EXPENSES								
Cost of services and products	212,339		212,339	192,638		192,638	10.2%	10.2%
Selling, general and administrative	99,936		99,936	94,676		94,676	5.6%	5.6%
Depreciation and amortization	135,778		135,778	129,304		129,304	5.0%	5.0%
	448,053	-	448,053	416,618	-	416,618	7.5%	7.5%
OPERATING INCOME	172,419	-	172,419	189,616	-	189,616	(9.1%)	(9.1%)
OTHER INCOME (EXPENSE)								
Interest expense	(49,625)		(49,625)	(53,245)		(53,245)	(6.8%)	(6.8%)
Income from unconsolidated cellular entity	1,603		1,603	953		953	68.2%	68.2%
Other income (expense)	(283)	(6,250) (1)	5,967	(268)	(1,000) (3)	732	5.6%	715.2%
Income tax expense	(45,780)	2,400 (2)	(48,180)	(52,567)	384 (4)	(52,951)	(12.9%)	(9.0%)

NET INCOME	$ 78,334	(3,850)	82,184	84,489	(616)	85,105	(7.3%)	(3.4%)
BASIC EARNINGS PER SHARE	$ 0.60	(0.03)	0.63	0.63	-	0.64	(4.8%)	(1.6%)
DILUTED EARNINGS PER SHARE	$ 0.59	(0.03)	0.61	0.62	-	0.62	(4.8%)	(1.6%)
AVERAGE SHARES OUTSTANDING								
Basic	130,730		130,730	133,324		133,324	(1.9%)	(1.9%)
Diluted	135,917		135,917	138,368		138,368	(1.8%)	(1.8%)
DIVIDENDS PER COMMON SHARE	$ 0.06		0.06	0.0575		0.0575	4.3%	4.3%

NONRECURRING ITEMS

(1) - Impairment of nonoperating investment.

(2) - Tax effect of item (1).

(3) - Impairment of separate nonoperating investment.

(4) - Tax effect of item (3).

CenturyTel, Inc.
CONSOLIDATED STATEMENTS OF INCOME
TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2004
(UNAUDITED)

	Twelve months ended December 31, 2005			Twelve months ended December 31, 2004				
In thousands, except per share amounts	As reported	Less non-recurring items	As adjusted excluding non-recurring items	As reported	Less non-recurring items	As adjusted excluding non-recurring items	Increase (decrease) as reported	Increase (decrease) excluding nonrecurring items
OPERATING REVENUES								
Local service	$ 702,400		702,400	716,028		716,028	(1.9%)	(1.9%)
Network access	959,838		959,838	966,011	(3,091) (5)	969,102	(0.6%)	(1.0%)
Long distance	189,872		189,872	186,997		186,997	1.5%	1.5%
Data	318,770		318,770	275,777	(422) (5)	276,199	15.6%	15.4%
Fiber transport and CLEC	115,454		115,454	74,409		74,409	55.2%	55.2%
Other	192,918		192,918	188,150		188,150	2.5%	2.5%
	2,479,252	-	2,479,252	2,407,372	(3,513)	2,410,885	3.0%	2.8%
OPERATING EXPENSES								
Cost of services and products	821,929	5,853 (1)	816,076	755,413		755,413	8.8%	8.0%
Selling, general and administrative	388,989		388,989	397,102		397,102	(2.0%)	(2.0%)
Depreciation and amortization	531,931		531,931	500,904	(13,221) (5)	514,125	6.2%	3.5%
	1,742,849	5,853	1,736,996	1,653,419	(13,221)	1,666,640	5.4%	4.2%
OPERATING INCOME	736,403	(5,853)	742,256	753,953	9,708	744,245	(2.3%)	(0.3%)
OTHER INCOME (EXPENSE)								
Interest expense	(201,801)	(1,196) (2)	(200,605)	(211,051)		(211,051)	(4.4%)	(4.9%)
Income from unconsolidated cellular entity	4,910		4,910	7,067		7,067	(30.5%)	(30.5%)
Other income (expense)	(1,742)	(14,253) (3)	12,511	(2,597)	(2,500) (6)	(97)	(32.9%)	(12,997.9%)
Income tax expense	(203,291)	9,511 (4)	(212,802)	(210,128)	(2,767) (7)	(207,361)	(3.3%)	2.6%
NET INCOME	$ 334,479	(11,791)	346,270	337,244	4,441	332,803	(0.8%)	4.0%
BASIC EARNINGS PER SHARE	$ 2.55	(0.09)	2.64	2.45	0.03	2.42	4.1%	9.1%
DILUTED EARNINGS PER SHARE	$ 2.49	(0.09)	2.58	2.41	0.03	2.38	3.3%	8.4%
AVERAGE SHARES OUTSTANDING								
Basic	130,841		130,841	137,215		137,215	(4.6%)	(4.6%)
Diluted	136,087		136,087	142,144		142,144	(4.3%)	(4.3%)
DIVIDENDS PER COMMON SHARE	$ 0.24		0.24	0.23		0.23	4.3%	4.3%

NONRECURRING ITEMS

(1) - Expenses associated with Hurricanes Katrina and Rita.

(2) - Write-off of unamortized deferred debt costs associated with purchasing and retiring approximately $400 million of Series J notes.

(3) - Includes (i) a $16.2 million impairment of nonoperating investment and a $4.8 million debt extinguishment charge related to purchasing and retiring approximately
    $400 million of Series J notes, net of (ii) a $3.5 million gain on sale of nonoperating investment and $3.2 million of interest income related to the settlement of

various income tax audits.

(4) - Includes (i) $1.3 million tax benefit related to the settlement of various income tax audits and (ii) $8.2 million net tax benefit of items (1), (2) and (3).

(5) - Adjustment for overdepreciated assets, including related revenue effect.

(6) - Impairment of separate nonoperating investment.

(7) - Tax effect of items (5) and (6).

CenturyTel, Inc.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND DECEMBER 31, 2004
(UNAUDITED)

	December 31, 2005	December 31, 2004
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 158,846	167,215
Other current assets	264,170	252,632
Total current assets	423,016	419,847
NET PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	7,801,377	7,431,017
Accumulated depreciation	(4,496,891)	(4,089,616)
Net property, plant and equipment	3,304,486	3,341,401
GOODWILL AND OTHER ASSETS		
Goodwill	3,432,649	3,433,864
Other	602,556	601,841
Total goodwill and other assets	4,035,205	4,035,705
TOTAL ASSETS	$ 7,762,707	7,796,953
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	$ 276,736	249,617
Other current liabilities	469,494	442,001
Total current liabilities	746,230	691,618
LONG-TERM DEBT	2,376,070	2,762,019
DEFERRED CREDITS AND OTHER LIABILITIES	1,023,134	933,551
STOCKHOLDERS' EQUITY	3,617,273	3,409,765
TOTAL LIABILITIES AND EQUITY	$ 7,762,707	7,796,953

CenturyTel, Inc.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(UNAUDITED)

In thousands	Three months ended December 31, 2005			Three months ended December 31, 2004		
	As reported	Less non-recurring items	As adjusted excluding non-recurring items	As reported	Less non-recurring items	As adjusted excluding non-recurring items
Operating cash flow and cash flow margin						
Operating income	$ 172,419	-	172,419	189,616	-	189,616
Add: Depreciation and amortization	135,778	-	135,778	129,304	-	129,304
Operating cash flow	$ 308,197	-	308,197	318,920	-	318,920
Revenues	$ 620,472	-	620,472	606,234	-	606,234
Operating income margin (operating income divided by revenues)	27.8%		27.8%	31.3%		31.3%
Operating cash flow margin (operating cash flow divided by revenues)	49.7%		49.7%	52.6%		52.6%

Net income	$	78,334	(3,850)	(1)	82,184	84,489	(616)	(2)	85,105
Add: Depreciation and amortization		135,778	-		135,778	129,304	-		129,304
Less: Capital expenditures		(132,914)	-		(132,914)	(131,719)	-		(131,719)
Free cash flow	$	81,198	(3,850)		85,048	82,074	(616)		82,690
Free cash flow	$	81,198				82,074			
Income from unconsolidated cellular entity		(1,603)				(953)			
Deferred income taxes		36,112				(1,034)			
Changes in current assets and current liabilities		(2,366)				12,430			
Increase in other noncurrent assets		(1,177)				(8,185)			
Increase (decrease) in other noncurrent liabilities		142				(1,524)			
Retirement benefits		(30,804)				3,954			
Other, net		(1,467)				1,556			
Add: Capital expenditures		132,914				131,719			
Net cash provided by operating activities	$	212,949				220,037			

NONRECURRING ITEMS

(1) - Impairment of nonoperating investment (presented on an after-tax basis).

(2) - Impairment of separate nonoperating investment (presented on an after-tax basis).

CenturyTel, Inc.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(UNAUDITED)

		Twelve months ended December 31, 2005				Twelve months ended December 31, 2004			
In thousands		As reported	Less non-recurring items		As adjusted excluding non-recurring items	As reported	Less non-recurring items		As adjusted excluding non-recurring items
Operating cash flow and cash flow margin									
Operating income	$	736,403	(5,853)	(1)	742,256	753,953	9,708	(3)	744,245
Add: Depreciation and amortization		531,931	-		531,931	500,904	(13,221)	(3)	514,125
Operating cash flow	$	1,268,334	(5,853)		1,274,187	1,254,857	(3,513)		1,258,370
Revenues	$	2,479,252	-		2,479,252	2,407,372	(3,513)	(3)	2,410,885
Operating income margin (operating income divided by revenues)		29.7%			29.9%	31.3%			30.9%
Operating cash flow margin (operating cash flow divided by revenues)		51.2%			51.4%	52.1%			52.2%
Free cash flow (prior to debt service requirements and dividends)									
Net income	$	334,479	(11,791)	(2)	346,270	337,244	4,441	(4)	332,803
Add: Depreciation and amortization		531,931	-		531,931	500,904	(13,221)	(3)	514,125
Less: Capital expenditures		(414,872)	-		(414,872)	(385,316)	-		(385,316)
	$	451,538	(11,791)		463,329	452,832	(8,780)		461,612
Free cash flow	$	451,538				452,832			
Income from unconsolidated cellular entity		(4,910)				(7,067)			
Deferred income taxes		69,530				74,374			
Changes in current assets and current liabilities		27,001				58,322			
Increase in other noncurrent assets		(5,384)				(34,740)			
Increase (decrease) in other noncurrent liabilities		2,638				(6,220)			
Retirement benefits		(16,815)				26,954			
Other, net		7,848				6,060			
Add: Capital expenditures		414,872				385,316			
Net cash provided by operating activities	$	946,318				955,831			

NONRECURRING ITEMS

(1) - Expenses associated with Hurricanes Katrina and Rita (presented on a pre-tax basis).

(2) - Includes (i) a $10.0 million after-tax impairment of nonoperating investment, a $3.7 million after-tax expense related to purchasing and retiring approximately $400 million of Series J notes and a $3.6 million after-tax expense associated with Hurricanes Katrina and Rita, net of (ii) a $3.3 million net benefit related to the settlement of various income tax audits and a $2.2 million after-tax gain on sale of nonoperating investment.

(3) - Adjustment for overdepreciated assets, including related revenue effect (presented on a pre-tax basis).

(4) - Adjustment for overdepreciated assets, including related revenue effect, and impairment of separate nonoperating investment (presented on an after-tax basis).